Exhibit 4.45

2018 - 2019 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

This Agreement is made on 17 October 2017 in Guangzhou by and between:

“Party A” in this Agreement shall include China Southern Airlines Company Limited (the “Company”) and its wholly-owned and controlled subsidiaries. “Party B” in this Agreement shall include CSA International Finance Leasing Co., Ltd.* (南航国际融资租赁有限公司) (“CSA Leasing”) and its wholly-owned subsidiaries set up in Guangzhou Nansha Bonded Port Area, China (Shanghai) Pilot Free Trade Zone, Tianjin Dongjiang Bonded Port Area or other areas.

As to Party B’s provision of financing and lease services to Party A, Party A and Party B, in the principle of equality and mutual benefit, and through friendly consultations, have reached a framework agreement as follows:

Chapter 1 General Provisions

1    In 2018-2019, Party A intends to carry out finance leasing or operating lease business with regard to aircraft (including helicopter, collectively called “aircraft”), flight simulator, engine, air-material and special equipment (including special vehicle, transport, loading and unloading, security check, communication and navigation, flight training, maintenance and testing equipment, process equipment and etc., collectively called “special equipment”). Party A has agreed Party B to provide it with some of the foregoing finance leasing service or operating lease service each year.

Chapter 2 Specific Agreements

2    According to this Framework Agreement, Party A will enter into separate financing agreements with Party B with regard to the aircraft, simulator, engine, air-material and special equipment mentioned above. The main content of such agreements will be as follows:

Lessor: CSA Leasing or its wholly-owned subsidiaries set up in Guangzhou Nansha Bonded Port Area, China (Shanghai) Pilot Free Trade Zone, Tianjin Dongjiang Bonded Port Area or other areas.

Lessee(s): the Company or its wholly-owned / controlled subsidiaries.

Subject matter: some aircraft, simulator, engine, air-material and special equipment the Lessee plans to introduce in 2018-2019.

Lease method: finance leasing.

Financing amount: not more than 100% of the total purchase price of the subject matter.

Interest rate for lease: as agreed by Lessor and Lessee.

Total rental amount: including the principal and the interest.

Payment method: following the delivery date of the subject matter, the rental shall be paid in arrears monthly, quarterly or semi-annually. The principal is calculated on the principal of equal principal or equal principal and interest. The Lessor shall issue to the Lessee special VAT invoice against the full amount of principal and interest of the finance leasing service for the Lessee to use for deduction of VAT.

Lease service charge: As to the aircraft, simulator or engine, the finance leasing service charge Lessee needs to pay to Lessor prior to the delivery date shall not exceed 1% of the finance leasing amount. As to the air-material and special equipment, the finance leasing service charge Lessee needs to pay to Lessor prior to the delivery date shall not exceed 1.5% of the finance leasing amount.

The ownership of the equipment to be leased: During the lease period, the Lessor shall have the ownership of the subject matter. Upon the payment of the final installment of rental and the final nominal repurchase price made by the Lessee to the Lessor, the Lessor shall transfer the ownership of the subject matter to the Lessee.

3    According to this Framework Agreement, Party A will enter into separate operating lease agreements with regard to the aircraft and engine with Party B as per specific transactions. The main content of such agreements will be as follows:

Lessor(s): CSA Leasing or its wholly-owned subsidiaries set up in Guangzhou Nansha Bonded Port Area, China (Shanghai) Pilot Free Trade Zone, Tianjin Dongjiang Bonded Port Area or other areas.

Lessee(s): the Company or its wholly-owned/ holding subsidiaries.

Subject matter: aircraft and engine the Lessee plans to lease by means of operating lease during 1 January 2018 to 31 December 2019.

Lease method: Operating lease.

Rental: as agreed by Lessor and Lessee

Payment method: Following the delivery date or the subrogation date of the aircraft and/or the engine, the rental shall be paid in advance monthly, or quarterly .

The ownership of the equipment to be leased: During the lease period, the Lessor shall own the ownership of the aircraft and the engine while the Lessee shall enjoy the right to use the aircraft and the engine. Upon the end of the lease period, the Lessee shall return the aircraft and engine to the Lessor.

Chapter 3 Special Agreements

4    Both parties shall follow a fair and reasonable pricing principle based on market price.

5    The preconditions for Party A’s selection of Party B to arrange finance leasing service for it to introduce aircraft, simulator, engine, air-material and special equipment shall include:

(1) Party B shall operate stably and have the qualifications and abilities to be engaged in large-scale finance leasing service transactions with regard to aircraft, simulator, engine, air-material and special equipment.

(2) Party B shall refer to results of bids or inquiries invited by Party A to provide financing program to Party A and the integrated cost of such program and the quoted finance leasing service charge shall not be higher than that of the shortlisted financing program and the quoted finance leasing service charge from not less than 3 independent third parties invited by Party A for bids or inquiries.

(3) Party B shall be able to issue to the Lessee special VAT invoice against the full amount of principal and interest of the finance leasing service for the Lessee to use for deduction of VAT. Meanwhile, the finance leasing service charge shall be lower than the deductible VAT on interest, which will help lower the financing cost of Party A.

6    The preconditions for Party A’s selection of Party B’s aircraft or engine for use for operating lease shall include:

(1) Party B shall have the ownership of such aircraft or engine.

(2) The rental level of the aircraft or engine Party A will lease by means of operating lease from Party B shall be based on the rental of the aircraft or engine of the same type and age in China’s market in the same period and shall not be higher than the shortlisted operating lease rental quoted by not less than 3 independent third parties Party A will invite for bidding or inquiries.

7    The total rental Party A shall pay in the lease period to Party B for the aircraft, simulator, engine, air-material and special equipment introduced by finance leasing service shall not exceed the ceiling of US$2.6 billion or equivalent RMB in 2018 and the ceiling of US$3.1 billion or equivalent RMB in 2019. The total finance leasing service charge Party A shall pay in the lease period to Party B for the aircraft, simulator, engine, air-material and special equipment introduced by finance leasing service shall not exceed the ceiling of US$21 million or equivalent RMB in 2018 and shall not exceed the ceiling of US$26 million or equivalent RMB in 2019.

The total rental Party A shall pay in the lease period to Party B for the aircraft and engine introduced by operating lease shall not exceed the ceiling of US$150 million or equivalent RMB in 2018 and shall not exceed the ceiling of US$240 million or equivalent RMB in 2019.

Chapter 4 Liability for Breach of Contract

8    Party A and Party B shall perform their respective obligation under this Agreement strictly. Any party’s violation of this Agreement shall constitute a breach of this Agreement, and shall bear the liability for breach of contract under the relevant provisions of the Contract Law of the People ‘s Republic of China and the other party shall have the right to terminate this Agreement.

9    If one party only violates a specific agreement signed in accordance with this Framework Agreement, its liability shall be determined in accordance with the specific agreement and shall not affect the continuing performance of this Framework Agreement and other Special Agreements.

Chapter 5 Effective Date and Term of Validity of this Agreement

10    This Agreement shall be effective during the period commencing from 1 January 2018 to 31 December 2019. This Agreement shall be subject to the approval of Party A’s Board of Directors and its General Meeting. As of the Effective Date of this Agreement, this Agreement shall have legal binding effect on both parties.

11    During the period of thirty (30) days prior to the expiration date of this Agreement Party A and Party B may elect to extend this Agreement in written and through friendly consultations upon approval of Party A’s Board of Directors and its General Meeting, unless otherwise specified or required by the listing rules applicable to Party A.

Chapter 6 Supplementary Provisions

12    Without prior written consents of both parties hereto, any party shall not alter or modify any terms or contents of this Agreement. To have legal binding effect on both parties, any supplements or modifications shall be agreed by both parties and formed a written supplementary agreement.

13    Both parties shall further negotiate to sign any written supplementary agreement for any matters not covered under this Agreement. Such written supplementary agreement shall have same legal effect as this Agreement.

14    Both parties shall settle, through friendly negotiation, any dispute arising from or in connection with the interpretation, effect and performance of this Agreement. If such dispute cannot be settled through negotiation, either party shall have the right to submit such dispute to a competent People’s Court in Guangzhou City.

14    This Agreement is made in six copies, with each party holding three copies. Each copy shall have equal legal effect.

Party A:

Authorized Representative:

Party B:

Authorized Representative: